Exhibit 99.1
Shinhan Bank’s Board made a resolution to issue a Write-down Contingent Capital Securities.

On May 24, 2017, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to issue a Write-down Contingent Capital Securities.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance

Type of Securities	Write-down Contingent Capital Securities

Total Amount of Issuance Limit	KRW 200 Billions

Maturity of Securities	Perpetual Securities with the conditions of Call option after 5 years or 10 years from the issuance date by the issuer.

• The details of issuance and interest rate will be delegated to the CEO of Shinhan Bank.